Exhibit 3

FOR IMMEDIATE RELEASE	13 October 2016

WPP PLC (“WPP”)

Xaxis acquires e-commerce specialist Triad Retail Media in the US

WPP announces that its wholly-owned operating company Xaxis, the world’s largest global programmatic media and technology platform, has agreed to acquire, subject to regulatory approval, Triad Retail Media, a leading digital retail media specialist in the US.

Triad’s gross revenues were over US$500 million for the year ended December 31, 2015 with net revenues of over US$120 million as of the same date. Clients include Walmart, Sam’s Club, eBay, Toys “R” Us, Kohl’s, Asda Stores Limited and other global retailers. The company employs nearly 700 people. It is based in St. Petersburg, FL with offices in London, Sydney, Hamburg, Amsterdam and ten other markets. It was founded in 2004.

Triad fuels mobile and desktop e-commerce by enabling large retailers to turn their websites and apps into valuable advertising platforms, providing marketers with unparalleled ability to reach and engage consumers as they shop online. The deal will establish Xaxis as a significant player in the fast-growing retail media and e-commerce market while providing Triad with access to Xaxis’ technology expertise and the resources and client base of WPP.

The acquisition continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile and Polestar (a specialist Alibaba ecommerce company in China), as well as ad technology companies such as AppNexus, comScore (data investment management), eCommera, DOMO, mySupermarket and Percolate.

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Refinery29, VICE and Woven Digital. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, F.biz, Mirum, OgilvyOne, POSSIBLE, Rockfish, VML and Wunderman. In 2015, the Group acquired a majority stake in Essence, the global digital agency and the largest independent buyer of digital media.

WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In North America, WPP companies (including associates) collectively generate revenues of over US$7 billion and employ over 28,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1(212) 632 2239